Exhibit 23.2

Consent of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors
Standard Motor Products, Inc.:

           We consent to the use of our report dated March 9, 2011 with respect to the consolidated balance sheet of Standard Motor Products, Inc. and subsidiaries as of December 31, 2010, and the related consolidated statement of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2010, and the related consolidated financial statement Schedule II, Valuation and Qualifying Accounts, and our report dated March 9, 2011 with respect to the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K and are incorporated by reference herein.

/s/ KPMG LLP

New York, New York
May 19, 2011